FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated November 5, 2018

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

For the quarter ended September 30, 2018

São Paulo, November 5, 2018 – BrasilAgro (B3: AGRO3) (NYSE: LND), the Brazilian leader in acquiring, developing and selling rural properties that offer high potential for price appreciation in Brazil, announces its consolidated results for the quarter ended September 30, 2018 (“1Q19”). The consolidated quarterly information is prepared in accordance with International Financial Reporting Standards (IFRS).

1Q19 Conference Call

November 6, 2018

Portuguese with simultaneous English translation

2:00 p.m. (Brasília)
11:00 a.m. (NY)

Phone Brazil: +55 (11) 3127 4971
Phone U.S.: +1 929 378 3440

Password: BrasilAgro

www.brasil-agro.com	2	BRASILAGRO 1Q19

PRICE	CONTACTS
AGRO3: R$ 15.18 LND: US$ 4.06	+ 55 (11) 3035 5374 ri@brasil-agro.com

Gustavo Javier Lopez IRO

Ana Paula Zerbinati Ribeiro Gama Elisa Cardoso Castelani Investor Relations

www.brasil-agro.com	3	BRASILAGRO 1Q19

MESSAGE FROM MANAGEMENT

We ended the 2017/2018 harvest year with record results for the Company and we started the 2018/2019 harvest with equally motivating prospects. In 1Q19, we reached Net Revenue of R$270.7 million and Adjusted EBITDA of R$127 million, mainly reflecting the recognition of the sale of part of the Jatobá Farm as announced last July.

The estimated production area for the 2018/2019 harvest is 135,100 hectares in Brazil and Paraguay, an increase of 31.4% compared to the previous harvest, mainly due to the lease of the Parceria V Farm, announced in September, adding 23,600 hectares of mature land in the region of Mato Grosso and potential for second crop cultivation in up to 80% of this area.

In addition to soybean, corn and sugarcane crops and pasture, this year we began cultivating cotton in more than 1,500 hectares in Bahia. The cotton crop will allow us to capture the good current price levels and, mainly, to demonstrate the potential for cotton production of our lands in that region.

The lease of mature areas and the introduction of new crops reinforces our strategic plan to reduce the volatility of operating cash flow and achieve greater flexibility in the real estate portfolio management.

The planning of our agricultural operation, the development of new areas, added to the active management of real estate activities are factors that will certainly generate value for our shareholders. We remain confident that there is potential for new opportunities, relying on our strong cash position and prepared to make the best investments.

On October 16, the Annual Shareholders’ Meeting approved the distribution of R$41.0 million in dividends, equivalent to R$0.76 per share, generating a dividend yield of 5.3%, demonstrating our commitment to the return to our shareholders. Our entire team is committed to ensuring that the 2018/2019 harvest year brings good results and significantly contributes to the Company's growth.

www.brasil-agro.com	4	BRASILAGRO 1Q19

OPERATING PERFORMANCE

Definitions: 1Q18 and 1Q19 – quarters ended on September 30, 2017 and September 30, 2018, respectively | 2017/2018 Harvest Year – fiscal year started on July 1, 2017 and ended on June 30, 2018 | 2018/2019 Harvest Year – fiscal year started on July 1, 2018 and ended on June 30, 2019.

Property Portfolio

On the date of this release, the Company’s property portfolio consisted of 238,705 hectares across six Brazilian states and Paraguay.

	FARMS	LOCATION	AQUISITION DATE	PROJECT	TOTAL AREA (ha)	ARABLE AREA (ha)
1	Jatobá Farm	Jaborandi / BA	mar/07	Grains and Pasture	21,197	16,740
2	Alto Taquari Farm	Alto Taquari / MT	aug/07	Sugarcane	5,394	3,774
3	Araucária Farm	Mineiros / GO	apr/07	Sugarcane	5,534	4,124
4	Chaparral Farm	Correntina / BA	nov/07	Grains and Cotton	37,182	26,444
5	Nova Buriti Farm	Bonito de Minas / MG	dec/07	Forest	24,212	17,846
6	Preferência Farm	Baianópolis / BA	sep/08	Grains and Pasture	17,799	12,410
7	Partnership II(1)	Ribeiro Gonçalves / PI	nov/13	Grains	7,500	7,500
8	Morotí(2) (Paraguay)	Boquerón	dec/13	Grains and Pasture	59,490	29,745
9	Partnership III(3)	Alto Taquari / MT	may/15	Sugarcane	4,263	4,263
10	Partnership IV(4)	São Raimundo das Mangabeiras / MA	feb/17	Sugarcane	15,000	15,000
11	São José Farm	São Raimundo das Mangabeiras / MA	feb/17	Grains and Pasture	17,566	10,137
12	Partnership IV(5)	São Félix do Araguaia / MT	aug/18	Grains	23,568	23,568
	Total				238,705	171,551
1- BrasilAgro entered into an agricultural exploration partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.
2- New social denomination of the operation in Paraguay.
3- BrasilAgro entered into an agricultural exploration partnership in the Parceria III Farm potentially up to March 31, 2026.
4- BrasilAgro entered into an agricultural exploration partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years.
5- BrasilAgro entered into na agricultural exploration partnership in the Parceria V Farm for up to 10 years.

With the incorporation of the Parceria V area, the Company’s total leased production areas increased to 43%. We believe that this mix between own and leased area leads to greater flexibility in portfolio management, reducing the volatility of the operating cash flow.

www.brasil-agro.com	5	BRASILAGRO 1Q19

Leasing

On September 3, we announced the leasing agreement to explore an agricultural area of 23,500 hectares in the municipality of São Félix do Araguaia, in the state of Mato Grosso. The new farm was named Parceria V.

The leasing agreement has a duration of up to 10 harvest years, and payment per harvest year will be a minimum of 9.39 soybean bags per hectare or 17% of the total production, whichever is greater.

The area will be cultivated with grains and is already in the process of planting for the 2018/2019 harvest. These areas are mature, with more than 5 years under production and are suitable for a second crop.

The agreement is part of the Company's business strategy aimed at the reduction of the volatility of agricultural operations results and maximization of the combination of the Company’s operating and real estate return.

Development of Areas

During the 2018/2019 harvest year, we intend to transform approximately 4,000 hectares in Bahia and Paraguay, totaling 127,500 hectares of transformed area in 11 years of operation, which represents an average growth of 29% in the portfolio transformation, which is the main valuation index of our properties.

Market Value of the Portfolio

We hired the independent consulting firm Deloitte Touche Tohmatsu to conduct a market valuation of our properties. According to their appraisal, as of June 30, 2018, the market value of the portfolio was R$1.32 billion.

We review the internal market value of our farms annually, and on June 30, 2018, when the valuation was conducted, the market value of our portfolio was R$1.26 billion.

In order to estimate the market value of our farms, we considered for each property: (i) its level of development; (ii) soil quality and maturity; and (iii) agricultural aptitude and potential.

www.brasil-agro.com	6	BRASILAGRO 1Q19

The table below shows the internal market valuation of the portfolio performed by independent consulting firm Deloitte Touche Tohmatsu on June 30, 2017 and 2018, considering the sale of part of the Jatobá Farm:

FARM	LOCATION	2018 Area	Internally Appraise (R$ thousand)			Independent Valuation (R$ thousand)
			06/30/2017	Period Sales	06/30/2018¹	06/30/2017	06/30/2018¹
Jatobá Farm	Bahia	21,197	321,802	177,900	215,127	360,758	220,050
Alto Taquari Farm	Mato Grosso	5,394	150,940		158,726	119,706	125,910
Araucária Farm	Goiás	5,534	166,352		137,796	172,327	135,170
Chaparral Farm	Bahia	37,182	291,751		312,256	352,391	397,500
Nova Buriti Farm	Minas Gerais	24,212	30,282		32,145	23,407	23,180
Preferência Farm	Bahia	17,799	54,680		58,171	64,392	61,510
São José Farm	Maranhão	17,566	148,255		156,798	156,981	168,260
Morotí² (Paraguay)	Chaco Paraguay	59,490	143,074		188,946	143,039	190,954
Total		188,374	1,307,136	177,900	1,259,965	1,393,001	1,322,534
¹ Numbers after the sale of Jatobá Farm, accounted on this quarter
² New social denomination of the operation in Paraguay, former Palmeiras

www.brasil-agro.com	7	BRASILAGRO 1Q19

Agricultural Operations

The table below shows the breakdown of the area to be cultivated by farm in the 2018/2019 Harvest:

Planted Area by Farm - Crop 18/19 (ha)	Ratoon Cane	Plant Cane	Soybean	Corn	Corn - 2nd Crop	Pasture	Cotton	Other	Total
Alto Taquari Farm	3,346	130							3,476
Araucária Farm	2,704	677							3,381
Partnership III Farm	4,194	1,324	990						6,508
São José Farm and Partnership IV Farm	16,266	4,018	5,475						25,759
Jatobá Farm			2,587			4,315		8,313	15,215
Chaparral Farm			7,522	1,391		4,253	1,579	4,924	19,669
Preferência Farm						6,344		134	6,478
Partnership II Farm			6,690	800					7,490
Partnership V Farm			23,568		10,540				34,108
Morotí¹ (Paraguay)			5,440	1,419		2,859		3,288	13,006
Total	26,510	6,149	52,272	3,610	10,540	17,771	1,579	16,659	135,090
¹ New social denomination of the operation in Paraguay, former Palmeiras.

Planted area by crop (ha)		Crop 17/18		Crop 18/19		Harvest Participation 18/19 (%)		Change (%)
Grains		35,207		66,422		49.2%		88.7%
Soybean		31,853		52,272		38.7%		64.1%
Corn and Corn 2nd Crop		3,354		14,150		10.5%		321.9%
Sugarcane		31,580		32,659		24.2%		3.4%
Pasture		19,787		17,771		13.2%		-10.2%
Cotton		-		1,579		1.2%		n.a.
Other		16,280		16,659		12.3%		2.3%
Total		102,854		135,090		100.0%		31.3%

Planted area by Land Ownership (ha)		Crop 17/18		Crop 18/19		Harvest Participation 18/19 (%)		Change (%)
Ownn Area		74,706		71,225		52.7%		-4.7%
Operated by BrasilAgro		65,185		57,105		42.3%		-12.4%
Leased to third parties		9,521		14,120		10.5%		48.3%
Leased area		28,148		63,865		47.3%		126.9%
Total		102,854		135,090		100.0%		31.3%

GRAINS AND COTTON

Productivity per culture (tons)	Crop 17/18 Realized	Crop 18/19 Estimated	Change (%)
Soybean	111,123	156,380	40.7%
Corn	21,220	22,138	4.3%
Corn - 2nd Crop	1,986	71,896	n.a.
Cotton	-	6,159	n.a.
Total	134,329	256,573	91.0%

The increase in the total production is mainly due to the lease of the Parceria V Farm.

In the 2018/2019 harvest we will begin the planting of cotton at the Chaparral Farm. The estimated area for this crop is 1,579 hectares.

The cotton crop will generate a significant cash flow due to the good margins in this harvest, and will allow the Company to demonstrate the potential for cotton production of this region.

SUGARCANE

The following table shows the sugarcane results appropriated in the sugarcane harvest year (April to November):

www.brasil-agro.com	8	BRASILAGRO 1Q19

Crop Year Result - Sugarcane	Crop 2018 Estimated (01/apr to 30/nov) (A)	Crop 2018 Realized (01/apr to 30/sep) (B)	Crop 2019 Estimated (01/apr to 30/jun) (C)	Change B/A (%)	Change C/A (%)
Tons harvested	1,845,578	1,353,198	2,164,999	-26.7%	17.3%
Hectares harvested	26,344	15,823	26,510	-39.9%	0.6%
TCH - Harvest tons per hectares	70.06	85.52	81.67	22.1%	16.6%

In April, we began harvesting sugarcane in the Alto Taquari, Araucária, Parceria III and Parceria IV Farms. We estimate to deliver 1.8 million tons until the end of the sugarcane harvest year. For the next harvest, we estimate to deliver 2.2 million tons, an increase of 17.3%, through investments and productivity increase in São José Farm.

CATTLE RAISING

We have 20,300 head of cattle in the Preferência and Jatobá Farms and in Paraguay, distributed in 10,714 hectares of already active pasture in Brazil and 3,236 hectares of already active pasture in Paraguay.

Livestock	Crop 17/18 Realized (A)	Crop 18/19 Estimated (B)	Crop 18/19 Realized (up to sep/30) (C)	Change C/A (%)	Change C/B (%)
Hectares	15,114	13,518	13,950	-7.7%	3.2%
Number of heads	20,993	22,461	20,385	-2.9%	-9.2%
Meat production (kg)	2,398,894	2,956,043	517,571	-78.4%	-82.5%
Weight Gain per Day	0.42	0.51	0.41	-1.7%	-19.6%
Weight Gain per hectare	158.72	218.67	37.10	-76.6%	-83.0%

In addition to the 13,518 hectares estimated for active pastures during the 2018/2019 harvest, the Company has 4,253 hectares of pastures without livestock at the Chaparral Farm, which represent areas still under development.

The drought period is concentrated between July and September (1Q19), which represents a lower weight gain for the period. This figure should increase non-linearly in the next quarters.

OTHERS

In order to improve the Company’s results, mitigate operating risks and as a real estate strategy we leased 14,120 hectares to third parties in the state of Bahia, in the Midwest region and in Paraguay. The areas were leased to local farmers and the contracts have a term of up to five harvests.

In addition, we have 2,539 hectares of grasses cover crops and sorghum, in order to increase the organic matter and accelerate the maturation of the soil.

www.brasil-agro.com	9	BRASILAGRO 1Q19

FINANCIAL PERFORMANCE

The consolidated financial statements were prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are presented based on Net Income adjusted for interest, taxes, depreciation and amortization, pursuant to accounting standards.

Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains planted) and adjusted for the harvest’s derivative results and depreciation expenses, including depreciation of fixed assets of the farms, developed areas and permanent crops.

EBITDA (R$ thousand)	1Q19	1Q18	Change
Net Income	136,637	20,134	579%
Interest	(18,689)	(8,852)	111%
Taxes	13,317	11,222	19%
Depreciations and amortizations	11,624	8,093	44%
EBITDA	142,889	30,597	367%

Adjusted EBITDA (R$ thousand)	1Q19	1Q18	Change
Net Income	136,637	20,134	579%
Interest	(18,689)	(8,852)	111%
Taxes	13,317	11,222	19%
Adjusted Depreciations and Amortizations (1)	11,624	8,093	44%
Equity pick-up	47	741	-94%
Other operating income/expenses, net (2)	(38)	(491)	-92%
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	(13,742)	946	n.a.
Derivatives Results	(2,133)	996	n.a.
Adjusted EBITDA	127,023	32,789	287%
(1) Adjusted Depreciation includes depreciation of harvested grains and sugarcane.
(2) Includes Cresca's EBITDA

www.brasil-agro.com	10	BRASILAGRO 1Q19

Income Statement

NET REVENUE FROM SALES

Net Revenue (R$ thousand)	1Q19	1Q18	Change
Total	241,671	83,747	189%
Farms Sale	123,335	-	n.a.
Soybean	39,780	6,143	548%
Corn	1,883	2,754	-32%
Sugarcane	74,114	73,528	1%
Livestock	1,955	380	414%
Leasing	582	839	-31%
Others	22	103	n.a.

In 1Q19, the recorded net revenue from sales was R$241.7 million, 189.0% higher than the same period of the previous year. This is mainly due to the revenue of R$123.3 million (present value) from the sale of the Jatobá Farm.

SALE OF FARMs

In 1Q19, the Company recorded the sale of another plot of the Jatobá Farm, an agricultural property located in the municipality of Jaborandi, Bahia. A total of 9,784 hectares (7,485 arable hectares) were sold, corresponding to he nominal value of R$173.8 million (~R$23,767/arable hectare). There was no accounting of revenue from sales of properties in the same period of the previous year.

The table below shows the revenue from the sale of property in 1Q19:

R$ (thousand)	1Q19
Nominal Value of Sale	173,771
Present Value Adjustment	(50,436)
Revenue from Farms Sale	123,335
Sales Taxes	(4,502)
Selling Costs	(18,039)
Farm Sale Gain	100,794

www.brasil-agro.com	11	BRASILAGRO 1Q19

SALE OF AGRICULTURAL PRODUCTS

Net Revenue (R$ thousand)	1Q19	1Q18	Change
Total	118,336	83,747	41%
Soybean	39,780	6,143	548%
Corn	1,883	2,754	-32%
Sugarcane	74,114	73,528	1%
Livestock	1,955	380	414%
Leasing	582	839	-31%
Others	22	103	n.a.

Quantity sold (tons)	1Q19	1Q18	Change
Total	885,051	904,699	-2%
Soybean	32,196	6,830	371%
Corn	3,845	8,460	-55%
Sugarcane	848,594	889,256	-5%
Livestock	416	153	172%

Net revenue from grains (soybean and corn) in 1Q19 increased R$32.8 million compared to the same period last year, from R$8.9 million, from the sale of 15,300 tons, to R$41.7 million, from the sale of 36,000 tons.

Soybean revenue increased by R$33.6 million in 1Q19 compared to the same period last year, from R$6.1 million, from the sale of 6,800 tons at R$899.41 per ton, to R$39.8 million, from the sale of 32,200 tons at R$1,235.56 per ton. The increase in sales of soybeans in 1Q19 compared to 1Q18 reflects the higher volume stored in the period.

Corn revenue in 1Q19 decreased by R$871 thousand compared to the same period of the previous year, from R$2.8 million from the sale of 8,500 tons at R$325.53 per ton, to R$1.9 million, from the sale of 3,800 tons at R$489.73 per ton.

Sugarcane revenue in 1Q19 increased by R$586 thousand compared to the same period of the previous year, from R$73.5 million from the sale of 889,300 tons at R$82.68 per ton, to R$74.1 million from the sale of 848,600 tons at R$87.34 per ton of sugarcane. The increase in per-ton sugarcane price was due to the higher price of the TRS (total recoverable sugar), which went from 0.574 R$/kg in 1Q18 to 0.628 R$/kg in 1Q19.

Cattle-raising revenue in 1Q19 increased by R$1.6 million compared to the same period of the previous year, from R$380 thousand from the sale of 205 head of cattle at R$4.66 per kilo, to R$1.9 million, which refers to the sale of 1,103 cattle to R$4.70 per kilo.

www.brasil-agro.com	12	BRASILAGRO 1Q19

Leasing revenue reached R$582 thousand in 1Q19 and refers to third-party leases of Farms. These lease contracts have a duration of up to 5 years with value of up to 18% of production, and the minimum value is 5 soybean bags per hectare.

In 1Q18, we had other revenues in the amount of R$103 thousand, and in 1Q19, other revenues totaled R$22 thousand. These amounts refer to the provision of storage services and sale of inputs and by-products.

GAINS OR LOSSES OF AGRICULTURAL PRODUCTS AND BIOLOGICAL ASSETS

Biological Assets and Agricultural Products (R$ thousand)	Soybean 18/19	Corn (crop) 18/19	Corn (crop) 17/18	Sugarcane	Livestock	Others	Gain / Loss 09/30/18
Gain and losses in agricultural products	-	-	348	16,309	(1,373)	-	15,284
Gain and losses in biological assets	2,749	113	50	10,252	-	578	13,742
Change in fair value of biological assets and agricultural products	2,749	113	398	26,561	(1,373)	578	29,026

Gains or losses from the variation in the fair value of agricultural products are determined by the difference between their harvested volume at market value (net of selling expenses and taxes) and the production costs incurred (direct and indirect costs, leasing and depreciation).

Harvested agricultural products are measured at their value at the time of harvest considering the market price of the area of each farm.

Biological assets corresponding to ratoons of sugarcane are measured at cost less depreciation (Accounting Standard IAS 16), while planted cane is measured at fair value (Accounting Standard IAS 41).

Agricultural Products	Corn (crop) 17/18	Sugarcane	Livestock	Gain / Loss 09/30/18
Area (hectares)	350	10,801	13,950	25,101
Production (Tons)	1,992	919,024	518	921,534
Yield (Ton./ha)	5.69	85.09	0.04	36.71
Livestock - head of cattle	-	-	20,385	20,385
Production fair value (R$ thousand)	926	82,573	2,349	85,848
Production Cost (R$ thousand)	(578)	(66,264)	(3,722)	(70,564)
Gain and losses in agricultural products (R$ thousand)	348	16,309	(1,373)	15,284

Biological assets correspond to agricultural products in formation (not yet harvested) and cattle, measured at the net present value of the expected cash flow from these products. The calculation of fair value considers the best estimates in relation to sales prices, discount rates, direct and indirect costs, leasing, yields and selling expenses.

Cattle biological assets are measured at fair value and controlled in accordance with two methodologies: 12 to 15-month calves and steers (heifers) are controlled and valued by head, while

www.brasil-agro.com	13	BRASILAGRO 1Q19

older animals are controlled by weight.

Biological Assets - Livestock	Total Heads	Value (R$/thousand)
In June 30, 2018	20,993	34,053
Aquisition, Birth | Aquisition Expenses	560	1,135
Handling Expenses	-	3,465
Sales	(1,103)	(2,062)
Deaths	(65)	(118)
Exchange variation	-	369
Fair value variation	-	(1,373)
In September 30, 2018	20,385	35,469

Fair value variation is impacted by variations between fair value and cost, as well as by fair value variations between the periods.

Gains or losses from the variation in the fair value of grains and sugarcane biological assets are determined by the difference between their fair value and their book value. Book value includes investments and costs effectively incurred until the moment of appraisal, as well as write-offs arising from the harvesting of the agricultural products.

The table below shows the results of the sugarcane harvest in the fiscal year, including gains (losses) in the value of agricultural products and biological assets:

Period ended June 30, 2018	2017 Crop	2018 Crop	Total
Net Revenue	111,888	26,332	138,220
Cost of sales	(97,778)	(36,250)	(134,028)
Gain (loss) of agricultural products and biological assets value	37,297	6,655	43,952
Total	51,407	(3,263)	48,144
Produced Tons	1,378,554	434,174	1,812,728

Three months period ended September 30, 2018	2017 Crop	2018 Crop	Total
Net Revenue		74,114	74,114
Cost of sales		(66,807)	(66,807)
Gain (loss) of agricultural products and biological assets value		26,562	26,562
Total		33,869	33,869
Produced Tons		919,024	919,024

www.brasil-agro.com	14	BRASILAGRO 1Q19

IMPAIRMENT (REVERSAL OF PROVISIONS OF THE RECOVERABLE AMOUNT OF AGRICULTURAL PRODUCTS, NET)

A provision to adjust inventories at the net realized value of agricultural products is constituted when the fair value of the inventory is higher than the realized value. The realization value is the sales price estimated during the normal course of business less estimated selling expenses.

On September 30, 2018, there was no reversal of provisions of the recoverable amount of agricultural products.

COST OF PRODUCTION

Crop 17/18 (%)	Soybean	Corn	Sugarcane	Livestock
Variable costs	59%	57%	87%	27%
Seeds	8%	14%	0%	0%
Fertilizers	12%	16%	10%	0%
Defensive	18%	10%	8%	0%
Agricultural services	17%	13%	50%	0%
Fuels and Lubricants	3%	3%	19%	0%
Maintence of machines and instruments	0%	0%	0%	5%
Animal Feed	0%	0%	0%	13%
Others	1%	0%	0%	9%
Fixed costs	41%	43%	13%	73%
Labor	11%	9%	4%	36%
Depreciation and amortization	28%	31%	1%	21%
Leasing	0%	0%	3%	0%
Others	2%	3%	5%	16%

(R$ / ha)	Crop 17/18 Realized	Crop 18/19 Estimated	Change %
Soybean(1)	2,438	2,712	11.2%
Corn(1)	2,432	2,791	14.8%
Corn 2nd Crop	-	1,566	n.a.
Cotton	-	8,307	n.a.
Sugarcane	4,212	5,833	38.5%

The estimated cost of production per hectare of sugarcane in the 2018 harvest was 38.5% higher compared to the cost incurred, because in 2018 harvest crop handling costs of the São José Farm started to be accounted by the Company, which didn’t exist in the previous harvest and also due to the raise in CCT – Cutting, Loading, and Transportation costs, related to the diesel fuel price increase.

www.brasil-agro.com	15	BRASILAGRO 1Q19

COST OF GOODS SOLD

(R$ thousand)	1Q19	1Q18	Change
Cost of goods sold	(78,872)	(55,085)	43%
Soybean	(21,887)	(6,377)	243%
Corn	(1,632)	(3,486)	-53%
Sugarcane	(53,231)	(44,716)	19%
Livestock	(2,089)	(411)	408%
Others	(33)	(95)	-65%

(R$ thousand)	1Q19	1Q18	Change
Ativos Biológicos Apropriados ao Custo	(26,197)	(11,724)	123%
Soybean	(12,590)	396	n.a.
Corn	(56)	566	n.a.
Sugarcane	(13,557)	(12,716)	7%
Livestock	-	-	n.a.
Others	6	30	-80%

(R$ thousand)	1Q19	1Q18	Change
Total of cost of goods sold	(105,069)	(66,809)	57%
Soybean	(34,477)	(5,981)	476%
Corn	(1,688)	(2,920)	-42%
Sugarcane	(66,788)	(57,432)	16%
Livestock	(2,089)	(411)	408%
Others	(27)	(65)	-58%

Cost of goods sold (COGS) came to R$78.9 million in 1Q19. Due to the fair value adjustments of agricultural products, period changes in costs are directly linked to the market price of commodities at the time of harvest.

Soybean COGS increased by R$15.5 million in 1Q19 compared to the previous year, from R$6.4 million, from the sale of 6,800 tons at R$933.67 per ton, to R$21.9 million, from the sale of 32,200 tons at R$679.80 per ton. The decrease in cost per ton was due to the increase in volume produced.

Corn COGS decreased by R$1.9 million in 1Q19 versus the previous year, from R$3.5 million, from the sale of 8,500 tons at R$412.06 per ton, to R$1.6 million, from the sale of 3,800 tons at R$424.45 per ton.

Sugarcane COGS increased by R$8.5 million in 1Q19 versus the previous year, from R$44.7 million, from the sale of 889,300 tons at R$50.28 per ton, to R$53.2 million, from the sale of 848,600 tons at R$62.73 per ton of sugarcane. The increase in cost per ton is mainly due to expenses with crop handling in the São José Farm as of this quarter.

Cattle-raising COGS reached R$1.7 million in 1Q19 compared to the previous year, from R$411

www.brasil-agro.com	16	BRASILAGRO 1Q19

thousand form the sale cost of 205 head of cattle at R$1.9 thousand per head, to R$2.1 million from the sale cost of 1,103 head of cattle at R$1.8 thousand per head.

Other COGS in the amount of R$33,000 in 1Q19 mainly refers to the raw material inventory adjustment. In 1Q18, other COGS in the amount of R$95,000 refers to the sale of waste.

SELLING EXPENSES

(R$ thousand)	1Q19	1Q18	Change
Selling expenses	(1,175)	(738)	59%
Freight	(281)	(137)	105%
Storage and Processing	(446)	(627)	-29%
Others	(448)	26	n.a.

In 1Q19, we recorded R$1.2 million in selling expenses, 59% higher compared to 1Q18, mainly due to the provision for doubtful accounts (PDD), as shown in the other selling expenses line.

GENERAL AND ADMINISTRATIVE EXPENSES

(R$ thousand)	1Q19	1Q18	Change
General and administrative expenses	(10,316)	(7,624)	35%
Depreciations and amortizations	(380)	(173)	120%
Personnel expenses	(6,972)	(4,841)	44%
Expenses with services providers	(1,127)	(1,288)	-13%
Leases and Rents	(176)	(106)	66%
Taxes	(961)	(944)	2%
Travel expenses	(151)	(148)	2%
Software expenses	(151)	(120)	26%
Other expenses	(398)	(4)	n.a.

In 1Q19, general and administrative expenses increased by 35% compared to the same period of the previous year, from R$7.6 million to R$10.3 million.

As of this quarter, we began to incorporate the depreciation and amortization of Morotí (operation in Paraguay), which impacts the Depreciation and Amortization line and explains the 120% increase compared to the last quarter.

The 44% increase in Personnel Expenses is due to the provision for the Long-Term Incentive Plan and the payment of bonuses.

The 66% in leases and rents in general is due to the grace period agreed in the renegotiation of lease contracts, which ended last quarter.

Other expenses include costs regarding telephony services, building maintenance, registry, insurances,

www.brasil-agro.com	17	BRASILAGRO 1Q19

shares listing and others. In 2017/2018 a significant amount of these annual expenses was accounted as of the second quarter.

OTHER OPERATING INCOME / EXPENSES

(R$ thousand)	1Q19	1Q18	Change
Other operating income/expenses	(300)	(521)	-42%
Gain/Loss on sale of fixed assets	(130)	(35)	271%
Provisions for lawsuits	31	(320)	n.a.
Others	(201)	(166)	21%

The reduction in other operating expenses (income) is a result of the decrease in the provision for legal claims.

FINANCIAL RESULT

(R$ thousand)	1Q19	1Q18	Change
Total	18,689	8,852	111%
Interest (i)	(4,730)	8,103	-158%
Monetary variation (ii)	-	27	n.a.
Exchange vartiation (iii)	(931)	(1,580)	-41%
Unwind of present value adjustment (iv)	23,969	671	n.a.
Results with derivatives (v)	(1,221)	1,525	-180%
Other financial income / expenses (vi)	1,602	106	n.a.

The consolidated financial result is composed of the following items: (i) interest on financing; (ii) the impact of the monetary variation on the amount payable from the acquisition of farms; (iii) the impact of the U.S. dollar exchange variation on the offshore account and also Cresca’s receivables in 1Q18; (iv) the present value of Araucária and Jatobá Farms’ sales receivables, fixed in soybean bags; (v) the result from hedge operations; and (vi) bank fees and expenses and returns on cash investments.

Interest variation is mainly due to interest on loans and financing in the amount of R$4.6 million in 1Q19 and the recognition of the financial revenue obtained from the Nova Buriti Farm renegotiation, in the amount of R$9.3 million in 1Q18

The realization of the present value of assets and liabilities, in the amount of R$24.0 million, shows the variation in the amount to be received due to the sales of the Araucária and Jatobá Farms, denominated in soybean bags. This variation is explained by the soybean price index, considering the Chicago Stock Exchange (CBOT), port premium (basis), exchange rate and interest rate (with reference to the CDI).

www.brasil-agro.com	18	BRASILAGRO 1Q19

The derivatives result reflects the commodities hedge operations result and the impact of the exchange variation on cash, which was partially dollarized in order to maintain purchasing power in regard to inputs, investments and new acquisitions, which have a positive correlation with the US currency. In 1Q19, the result of derivative transactions was a negative R$1.2 million, of which R$2.6 million (negative) are related to currency operations and R$1.4 million are related to operations with commodities. In 1Q18, derivative operations totaled R$1.5 million, of which R$1.1 million are a loss related to currency operations and R$396 thousand are in operations with commodities.

The rise in other financial income / expenses is due to the increase in the Company’s cash position, from an average cash flow of R$52.8 million in 1Q18 to R$93.2 million in 1Q19.

DERIVATIVE OPERATIONS

Our risk policy primarily aims to hedge the Company’s cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs. We therefore monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the Company, usually expressed in U.S. dollars; b) the base premium, i.e. the difference between the international and domestic commodity price; c) exchange rates; and d) the prices of the main components such as freight, fertilizers and chemicals, that can significantly impact costs.

The points analyzed when deciding on the price and margin hedging strategy and tools are listed below:

• Estimated gross margin based on the current price environment.

• Standard deviation from the estimated gross margin for different pricing strategy scenarios.

• Analysis of the estimated gross margin in stress scenarios for different hedge strategies.

• Comparison between current estimates and the Company’s budget.

• Comparison of the estimated gross margin and the historical average.

• Market expectations and trends.

• Tax aspects.

Hedge Position on October 29, 2018

www.brasil-agro.com	19	BRASILAGRO 1Q19

Crop	Soybean			FX
	Volume(1)	% of hedge(2)	Price (USD/bu)	Volume (thousand)	% of hedge(3)	BRL/USD
18/19	72,210 ton	49.7%	9.80	USD 32,436	64.8%	3.97
(1) Net estimated volume of production + farm sales receivables.
(2) % of the volume of soybean locked in tons.
(3) % of estimated revenue in USD.

www.brasil-agro.com	20	BRASILAGRO 1Q19

Balance Sheet

DISTRIBUTION OF DIVIDENDS

On October 16, the Company's Annual Shareholders' Meeting approved the distribution of dividends in the amount of R$0.76 per share. The payment will be made on November 6 and the Company's shares will be traded as “ex-dividends” from October 17, 2018.

NET ASSET VALUE – NAV

(R$ thousand)	September 30, 2018
	Book	NAV
BrasilAgro's Equity	900,163	900,163
Properties appraisal		1,259,965
(-) Balance Sheet - Land Value		-551,895
NAV - Net Asset Value	900,163	1,608,233
Shares	56,889	56,889
NAV per share	15.82	28.27

CASH AND CASH EQUIVALENTS

Cash and Cash equivalents / Marketable Securities	09/30/2018	06/30/2018	Change
Cash and Cash equivalents	67,834	104,314	-35%
Cash and Banks	17,325	23,101	-25%
Repurchase agreements	4,510	15,242	-70%
Bank deposit certificates	9,913	33,137	-70%
Finance Lease bills	36,086	32,834	10%
Marketable securities	23,673	11,215	111%
Restricted financial investments	1,149	1,129	2%
Treasury financial bills	22,524	10,086	123%
Restricted Marketable securities	18,452	18,226	1%
Bank deposit certificates	9,693	9,588	1%
Banco do Nordeste (loan guarantees)	8,759	8,638	1%
Total	109,959	133,755	-18%

The Company ended the quarter with a cash position of R$110.0 million, a reduction of 18% over June 30, 2018, mainly due to the payment of a part of the loans.

www.brasil-agro.com	21	BRASILAGRO 1Q19

INVENTORY

(R$ thousand)	09/30/2018	06/30/2018	Change
Soybean	15,670	50,289	-69%
Corn	4,818	6,247	-23%
Livestock	35,469	34,053	4%
Other crops	285	1,153	-75%
Agricultural Products	56,242	91,742	-39%
Supplies	34,881	11,933	192%
Total	91,123	103,675	-12%

The Company ended 1Q19 with an inventory of 15,700 tons of soybean, 4,800 tons of corn – which will be sold in the next semester – and 20,300 head of cattle. At the end of the 2017/2018 harvest the Company's inventory was 50,300 tons of soybean, 6,300 tons of corn and 21,000 head of cattle.

INDEBTEDNESS

(R$ thousand)	Expiration	Annual Interest Tax - %	09/30/2018	06/30/2018	Change
Short term
Financing for Agricultural Funding	Jul-19	Pre 7.00	3,006	31,847	-91%
Financing for Agricultural Funding (USD)	Nov-18	Pre 8.30	11,769	11,486	2%
Financing of Projeto Bahia	Sep-19	Pre 4.00 to 9.00	6,040	3,131	93%
Machinery and Equipment Financing	Sep-19	TJLP + 3.73 Pre 9.00 to 11.00	1,611	630	156%
Sugarcane Financing	Sep-19	TJLP + 2.70 Pre 9.00 to 10.00	21,787	21,318	2%
Debentures	Jul-23	106.50 and 110.00 of CDI rate	559	-	n.a.
Sugarcane Plantation Leasing - Parceria III	Nov-18	6.62%	957	1,676	-43%
			45,729	70,088	-35%
Long term
Sugarcane Financing	Dec-23	TJLP + 2.70 Pre 9.00 to 10.00	22,950	27,146	-15%
Machinery and Equipment Financing	Jun-24	TJLP + 3.73 Pre 9.00 to 11.00	4,323	5,411	-20%
Financing of Projeto Bahia	Aug-23	Pre 4.00 to 9.00	13,198	13,194	0%
Debentures	Jul-23	106.50 and 110.00 of CDI rate	144,084	141,642	2%
Sugarcane Plantation Leasing - Parceria IV	Jan-32	R$/kg 0.6462	18,457	18,539	0%
			203,012	205,932	-1%
Total			248,741	276,020	-10%

On September 30, 2018 and June 30, 2018, the balance of loans and financing was R$248.7 million and R$276.0 million, respectively. The payment of interest and principal totaled R$34.4 million in 1Q19.

During the period, R$3.0 million were also disbursed to finance the cost of sugarcane, soybean and corn operations.

PROPERTIES FOR INVESTMENT

www.brasil-agro.com	22	BRASILAGRO 1Q19

The fundamental pillars of the Company’s business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently holding the assets and carrying out profitable agricultural activities on them.

Once we acquire our rural properties, we begin to implement high-value added crops and to transform these rural properties by investing in infrastructure and technology, while also entering into lease agreements with third parties. In line with our strategy, when we deem a rural property has reached its optimal value, we sell it to capture the capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are recognized under “Non-Current Assets”.

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and the clearing of new areas, less accrued depreciation, in accordance with the same criteria detailed for fixed assets.

	Acquisition value	Buildings and improvements	Area Opening	Construction in progress	Investment Properties
Initial Balance	425,079	32,252	49,474	50,347	557,152
In June 30, 2018
Acquisitions	-	79	-	7,788	7,867
Reductions	(9,902)	(1,693)	(5,473)	(569)	(17,637)
Transfers	-	4,160	32,770	(36,860)	70
(-) Depreciation/ Amortization	-	(719)	(1,791)	-	(2,510)
Cumulative Translation Adjustment	5,146	221	428	1,158	6,953
In September 30, 2018	420,323	34,300	75,408	21,864	551,895

On September 30, 2018, we recorded R$21.9 million in ongoing work, which refers to the clearance of areas not yet concluded and other investments in the Morotí (former Palmeiras), Chaparral and Araucária Farms.

CAPEX – AREA OPENING

(R$ thousand)	1Q19	1Q18	Change
Maintenance	1,153	1,101	5%
Opening	3,436	4,544	-24%
Total	4,589	5,645	-19%

DEPRECIATION – AREA OPENING

www.brasil-agro.com	23	BRASILAGRO 1Q19

(R$ thousand)	1Q19	1Q18	Change
Maintenance	(538)	(572)	-6%
Opening	(1,021)	(2,342)	-56%
Total	(1,559)	(2,914)	-46%

www.brasil-agro.com	24	BRASILAGRO 1Q19

CAPITAL MARKETS

The Company was the first agricultural production company to list its shares on the Novo Mercado segment of the B3 (São Paulo Stock Exchange) and was also the first Brazilian agribusiness company to list its ADRs (American Depositary Receipts) on NYSE (New York Stock Exchange).

Share Performance

On November 1, 2018, BrasilAgro’s shares (AGRO3) were traded at R$15.01, resulting in a market cap of R$853.9 million, while its ADRs (LND) were traded at US$3.89.

HIGHLIGHTS - AGRO3	1Q19	1Q18
Average Daily Trade Volume (R$)	1,043,055	1,357,924
Maximun (R$ per share)	14.68	12.32
Mininum (R$ per share)	13.46	12.13
Average (R$ per share)	13.93	12.21
Closing Quote (R$ per share)	13.69	13.25
Variation in the period (%)	1.30%	7.81%

www.brasil-agro.com	25	BRASILAGRO 1Q19

Disclaimer

The statements contained in this document related to the prospects for BrasilAgro’s businesses, projected operating and financial income and growth are merely projections, and as such are based exclusively on management’s expectations. These expectations depend materially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to change without prior notice.

WEIGHTS AND MEASURES USED IN AGRICULTURE

Weights and Measures used in Agriculture
1 ton	1,000 kg
1 Kilo	2.20462 pounds
1 pound	0.45359 kg
1 acre	0.1840 bushel
1 hectare (ha)	2.47105 acres
1 hectare (ha)	10,000 m2
1 bushel	5.4363 acres

Soybean
1 bushel of soybean	60 pounds	27.2155 kg
1 bags of soybean	60 kg	2.20462 bushels
1 bushel/acre	67.25 kg/ha
1.00 US$/bushel	2.3621 US$/saca

Corn
1 bushel of corn	56 pounds	25.4012 kg
1 bags of corn	60 kg	2.36210 bushels
1 bushel/acre	62.77 kg/ha
1.00 US$/bushel	2.3621 US$/saca

Cattle
1 arroba	~33.1 pounds	15 Kg

www.brasil-agro.com	26	BRASILAGRO 1Q19

INCOME STATEMENT

(R$ thousand)	1Q19	1Q18	Change
Revenues from Farm Sales	123,335	-	n.a.
Revenues from grains	42,569	9,277	359%
Revenues from sugarcane	75,687	75,409	0%
Revenues from leasing	1,566	1,050	49%
Revenues from Livestock	2,000	-	n.a.
Other revenues	71	445	-84%
Deductions from gross revenue	(3,556)	(2,435)	46%
Net Sales Revenue	241,672	83,746	189%
Change in fair value of biological assets and agricultural products	29,042	14,235	104%
Impairment	-	958	-100%
Net Revenue	270,714	98,939	174%
Cost of Farm Sale	(22,541)	-	n.a.
Cost of agricultural products sale	(105,069)	(66,811)	57%
Gross Profit	143,104	32,128	345%
Selling expenses	(1,174)	(737)	59%
General and administrative expenses	(10,318)	(7,625)	35%
Depreciations and amortizations	(380)	(173)	120%
Personnel expenses	(6,972)	(4,841)	44%
Expenses with services provider	(1,127)	(1,288)	-13%
Leases and Rents	(176)	(106)	66%
Others expenses	(1,663)	(1,217)	37%
Other operating income/expenses, net	(300)	(521)	-42%
Equity pick up	(47)	(741)	-94%
Financial result	18,689	8,852	111%
Financial income	135,031	20,080	572%
Interest on Financial Investments	2,059	790	161%
Interest on assets	111	10,026	-99%
Foreign exchange variations on liabilities	1,265	526	140%
Unwind of present value adjustment	75,433	2,942	2464%
Realized results with derivatives	13,421	1,970	581%
Unrealized results with derivatives	42,742	3,826	1017%
Financial expenses	(116,342)	(11,228)	936%
Interest expenses	(98)	(580)	-83%
Bank charges	(359)	(104)	245%
Interest on liabilities	(4,841)	(1,923)	152%
Monetary variations	-	27	-100%
Foreign exchange variations on liabilities	(2,196)	(2,106)	4%
Unwind of present value adjustment	(51,464)	(2,271)	2166%
Realized results with derivatives	(16,776)	(1,281)	1210%
Unrealized results with derivatives	(40,608)	(2,990)	1258%
Profit (loss) before income and social contribution taxes	149,954	31,356	378%
Income and social contribution taxes	(13,317)	(11,222)	19%
Profit (loss) for the period	136,637	20,134	579%
Outstanding shares at the end of the period	56,888,916	56,888,916	0%
Basic earnings (loss) per share - R$	2.40	0.35	579%

www.brasil-agro.com	27	BRASILAGRO 1Q19

BALANCE SHEET – ASSETS

Assets (R$ thousand)	09/30/2018	06/30/2018	Change
Current assets
Cash and Cash equivalents	67,834	104,314	-35.0%
Marketable securities	23,673	11,215	111.1%
Trade accounts receivable	34,459	28,299	21.8%
Inventories	134,532	95,176	41.4%
Biologial assets	55,654	69,622	-20.1%
Derivative financial instruments	78,887	61,993	27.3%
Transactions with related parties	1,694	1,660	2.0%
	396,733	372,279	6.6%

Non-current assets
Biological assets	35,469	34,053	4.2%
Marketable securities	18,452	18,226	1.2%
Diferred taxes	51	4,053	-98.7%
Derivative financial instruments	25,061	32,742	-23.5%
Accounts receivable and sundry credits	189,451	74,775	153.4%
Investment properties	551,895	557,152	-0.9%
Investments	89	86	3.5%
Property, plant and equipment	83,949	84,830	-1.0%
Intangible assets	1,318	1,403	-6.1%
	905,735	807,320	12.2%

Total assets	1,302,468	1,179,599	10.4%

www.brasil-agro.com	28	BRASILAGRO 1Q19

BALANCE SHEET – LIABILITIES

Liabilities (R$ thousand)	09/30/2018	06/30/2018	Change
Current liabilities
Trade accounts payable and other obligations	103,966	106,445	-2.3%
Loans and financing	45,729	70,088	-34.8%
Labor obligations	17,788	14,300	24.4%
Derivative financial instruments	9,941	10,489	-5.2%
Transactions with related parties	1,860	1,831	1.6%
	179,284	203,153	-11.7%

Non-current liabilities
Trade accounts payable and other obligations	18,615	11,298	64.8%
Loans and financing	203,012	205,932	-1.4%
Derivative financial instruments	218	2,145	0.0%
Provision for legal claims	1,176	1,207	-2.6%
	223,021	220,582	1.1%
Total liabilities	402,305	423,735	-5.1%

Equity
Capital	584,224	584,224	n.a.
Capital reserves	2,523	1,997	26.3%
Treasury shares	(35,208)	(35,208)	0.0%
Profits reserves	153,973	153,973	0.0%
Proposed additional dividends	10,995	10,995	0.0%
Equity variation adjustment	47,019	39,883	17.9%
Accumulated profit	136,637	-	n.a.
Total equity	900,163	755,864	19.1%

Total liabilities and equity	1,302,468	1,179,599	10.4%

www.brasil-agro.com	29	BRASILAGRO 1Q19

CASH FLOW

(R$ thousand)	1Q19	1Q18	Change
CASH FLOW OF OPERATIONAL ACTIVITIES
Profit (loss) for the period	136,637	20,134	579%
Adjustments to reconcile net income
Depreciation and amortization	11,624	8,093	44%
Ganho na venda de fazenda	(100,794)	-	n.a.
Residual value of fixed assets	135	7	1829%
Written-off in investment properties	9,499	53	17823%
Equity Pickup	47	741	-94%
Gain unrealized results with derivatives	(2,134)	(836)	155%
Exchange rate, monetary and financial charges unrealized	3,700	(7,207)	n.a.
Adjustment to present value for receivables from sale of farms, machinery and financial leasings	(23,969)	(671)	3472%
Share Based Incentive Plan (ILPA)	526	-	n.a.
Income and social contribution taxes	7,682	9,770	-21%
Fair value of biological assets and agricultural products and depletion of harvest	(29,042)	(14,235)	104%
Provision (Reversal) of impairment of agricultural products after harvest	-	(958)	-100%
Allowance for doubtful accounts	(511)	26	n.a.
Provisions for lawsuits	(31)	320	n.a.
	13,369	15,237	-12%
Changes in the Short Term Operating Capital
Trade accounts receivable	(24,457)	(22,821)	7%
Inventories	3,286	1,513	117%
Biological Assets	8,329	8,696	-4%
Recoverable Taxes	(3,690)	503	n.a.
Derivative Transactions	(2,400)	179	n.a.
Other assets	(3,887)	(972)	300%
Suppliers	8,744	8,484	3%
Related parties	(26)	(60)	-57%
Taxes payable	3,848	(874)	n.a.
Income tax and social contribution	1,758	746	136%
Labor obligations	3,488	3,171	10%
Advance from customers	(15,658)	(4,283)	266%
Other obligations	(211)	(461)	-54%
Net Cash generated by (used in) operating activities	(7,507)	9,058	n.a.
CASH FLOW OF INVESTMENT ACTIVITIES
Additions to immobilized and intangible	(5,485)	(6,979)	-21%
Additions to property for investments	(7,867)	(14,883)	-47%
Redemption of (investment in) marketable securities	(11,735)	3,692	n.a.
Advances for Future Capital Increases	(47)	-	n.a.
Receivables from farm sale	26,790	(1,425)	n.a.
Net Cash generated by (used in) investment activities	1,656	(19,595)	n.a.
CASH FLOW OF FINANCING ACTIVITIES
Raising of Loans and financing	3,000	26,144	-89%
Interest from Loans and Financing	(357)	(4,875)	-93%
Payment of loans and financing	(34,038)	(26,908)	26%
Treasury shares	-	(610)	n.a.
Generated (provided) net cash by financing activities	(31,395)	(6,249)	402%
Increase (decrease) in cash and cash equivalents	(37,246)	(16,786)	122%
FX Variation in cash and cash equivalents	766	-	n.a.
Cash and cash equivalents at the beginning of the period	104,314	43,798	138%
Cash and cash equivalents at the end of the period	67,834	27,012	151%
	(36,480)	(16,786)	117%

www.brasil-agro.com	30	BRASILAGRO 1Q19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2018.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer